U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02057593

PE 6-30-02

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2002

NORTHSTAR AEROSPACE (CANADA) INC.

105 Bedford Road
Toronto, Ontario
Canada M5R 2K4

(Address of registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ______________________.

\g\Rick\form6k

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTHSTAR AEROSPACE (CANADA) INC.
(Registrant)

Date: Sept 10/02

By: Randal Levine
Name: Randal L. Levine
Title: Vice-President and Chief Financial Officer

NORTHSTAR
aerospace™

REPORT TO SHAREHOLDERS - QUARTER ENDED JUNE 30, 2002

TORONTO, August 13, 2002 – Northstar Aerospace today announces results for the second quarter ended June 30, 2002. Northstar Aerospace Inc. ("Northstar") changed its name from Derlan Industries Limited on June 11, 2002.

(millions of dollars except per share amounts)	Three months ended June 30,		Six months ended June 30,	
	2002	2001 (restated)	**2002**	2001 (restated)
Revenue, continuing operations	**$ 45.9**	$ 47.0	**$ 89.4**	$ 95.8
EBITDA, continuing operations	**8.6** *(18.6%)*	8.2 *(17.5%)*	**15.6** *(17.5%)*	13.8 *(14.4%)*
Income from continuing operations, after tax	**3.1**	2.3	**5.2**	2.8
Discontinued Operations	**0.7**	(1.4)	**(0.6)**	(2.7)
Net Income	**3.7**	0.9	**4.5**	0.0
EBITDA per share, continuing operations				
Basic	**$ 0.30**	$ 0.29	**$ 0.54**	$ 0.48
Diluted	**$ 0.28**	$ 0.28	**$ 0.51**	$ 0.48
Income per share, continuing operations				
Basic	**$ 0.11**	$ 0.08	**$ 0.18**	$ 0.10
Diluted	**$ 0.10**	$ 0.08	**$ 0.17**	$ 0.09
Net Income per share				
Basic	**$ 0.13**	$ 0.03	**$ 0.16**	$ 0.00
Diluted	**$ 0.12**	$ 0.03	**$ 0.15**	$ 0.00
Weighted average number of Common Shares (in millions)				
Basic	**28.8**	28.8	**28.8**	28.8
Diluted	**30.5**	29.7	**30.5**	29.7

Note: The 2001 figures have been restated to account for the pump operations as discontinued and for changes in accounting for foreign currency translation.

105 Bedford Road, Toronto, ON M5R 2K4
Telephone: 416-364-5852 Fax: 416-362-5334

Revenues for the second quarter continued their strong trend at $45.9M for the Quarter. Earnings before interest, income taxes, depreciation and amortization ("EBITDA") for Q2 increased $0.4M (4%) from the prior year. Income from continuing operations, after tax for Q2 increased $0.8M (34.8%) compared to the prior year. Net income for Q2 increased $2.8M (311%) over the prior year.

Although revenues for the six months ended June 30, 2002 decreased $6.4M (7%) over the prior year, EBITDA increased $1.8M (13%) over 2001. Income from continuing operations, after tax and net income for the first half of 2002 increased $2.4M (87%) and $4.5M over the prior year.

The results for the prior year have been restated to reflect the retroactive application of a new CICA accounting standard in respect of foreign currency translation. As a result, foreign exchange losses of $nil and $0.1 million (2001 - $0.4 million and $1.5M) were recorded in Q2 and the first half of 2002 respectively. In addition, the Company has adopted the new CICA accounting standard dealing with goodwill and intangible assets. In accordance with the standard, there is no goodwill amortization expense in of 2002 ($0.3 million was expensed in the second quarter of 2001 and $0.5 M in the first half of 2001).

A more detailed discussion of the second quarter and first half of 2002 is contained in the Management Discussion and Analysis, which is attached to the Interim Consolidated Financial Statements for the quarter and six months ended June 30, 2002.

Northstar Aerospace ended the quarter with a backlog for continuing operations of $243 million, a $17 million decrease during the quarter. Year-over-year the backlog has increased $18 million.

Commenting on these results, President and Chief Executive Officer Donald Jackson stated:

> *"As expected, Northstar Aerospace has been impacted by the downturn in the commercial aviation market subsequent to September 11, 2001. Our MRO and commercial aerospace machining activities had lower revenues and earnings in the quarter as compared to the prior year. However, our military revenues continued their strong trend and are expected to remain strong throughout the balance of 2002. For the second quarter, the increased profitability in military work offset the decreases in MRO and machining profitability. We don't foresee improvement to our commercial machining activities until the end of 2002.*
>
> *While we are pleased with the results of the first six months of 2002, continued softness in our commercial aerospace businesses and the impact of changes in product mix will provide challenges in the remainder of the year.*
>
> *I continue to believe that the commercial aviation portion of our business has strong long-term potential and provides a good balance against the military market. Northstar Aerospace's mix of commercial and military revenues provides the potential to achieve superior long-term performance under a variety of economic conditions.*
>
> *Northstar Aerospace continued to maintain a strong backlog. At June 30, 2002 the backlog was $243 million.*
>
> *The discontinued pump operations had improved results in the second quarter, primarily related to the significant improvement in operating results for Tulsa. Operations in Germany and Mexico also improved in the quarter. The last half of the year is anticipated to be better than the first half of 2002. We continue to have discussions with our joint venture partner regarding the disposal of our pump investments.*
>
> *We have begun to use our new name Northstar Aerospace, Inc., which our shareholders approved, at the 2001 Annual General and Special Meeting on June 11, 2002. The search for a new President is ongoing and we still plan to have a candidate in place before the end of this year."*

Forward Looking Statements

This report includes "forward-looking statements" that are subject to risk and uncertainty. All statements other than statements of historical facts included in this report, including, without limitation, those regarding the Company's financial position, business strategy, projected costs and plans, projected revenues, objectives of management for future operations, and certain other items discussed above may be or include forward-looking statements. There is uncertainty over the impact of the September 11, 2001 terrorist attacks and the declining North American economy on the Company's revenues and earnings for 2002 and beyond. There is also uncertainty as a result of the extend and duration of a downturn in the commercial aerospace market, the impact of lower world wide commercial passenger air travel, air freight traffic and the impact of the level of future U.S. military expenditures. Forward-looking information contained herein is based upon a number of assumptions regarding the Canadian, U.S. and global economic environment and local and foreign government policies and actions. Actual future results of the Company may differ materially depending on a variety of factors, including production rates, timing of product deliveries, Canadian, U.S. and foreign government activities, volatility of the market for the Company's products and services, worldwide political stability, factors that result in significant and prolonged disruption to commercial air travel worldwide, worldwide political stability, domestic and international economic conditions, and other political and economic risks and uncertainties. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the Company's expectations ("Cautionary Statements'), are included in the Company's Annual Report for the Year Ended December 31, 2001 - Management's Discussion and Analysis - Risks and Uncertainties, and in Form 20F under the heading of Risks and Uncertainties. All information contained in this report and subsequent written and oral forward-looking statements attributable to the Company or persons acting on behalf of the Company are expressly qualified in their entirety by the Cautionary Statements.

Non-GAAP Measure

The Company defines EBITDA as earnings from operations before interest, income taxes, depreciation, amortization and write off of deferred development costs.

The Company has included information concerning EBITDA because it believes certain investors use this measure as a means of measuring continuing financial performance. EBITDA is not a measure of financial performance under Canadian or American generally accepted accounting principles ("GAAP"). As well, this measure has no standardized meaning prescribed under GAAP and may not be comparable to similarly titled measures used by other companies. This measure should not be construed as an alternative to cash flow from operations or earnings from operations as determined in accordance with GAAP as measures of liquidity or earnings.

Donald K. Jackson
President and CEO

Attachments:

- Consolidated Balance Sheet
- Consolidated Statement of Shareholder's Equity
- Consolidated Statement of Operations
- Consolidated Statement of Cash Flows
- Notes to Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS
As at June 30
(in thousands of Canadian dollars)
UNAUDITED

	June 30 2002	December 31 2001
ASSETS		
Current		
Accounts receivable	**$ 20,975**	$ 30,433
Inventories	**85,474**	77,692
Prepaid expenses and other	**1,421**	1,864
Discontinued operations (note 4)	**26,939**	25,089
Total current assets	**134,809**	135,078
Property, plant and equipment	**56,189**	58,907
Other long-term assets (note 3b)	**31,816**	36,388
TOTAL ASSETS	**$ 222,814**	$ 230,373
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Bank indebtedness	**$ 5,419**	$ 8,283
Accounts payable and accrued liabilities	**26,981**	29,834
Current portion of long-term debt	**722**	903
Discontinued operations (note 4)	**24,646**	22,806
Total current liabilities	**$ 57,768**	$ 61,826
Long-term debt	**96,450**	101,554
Other long-term liabilities (note 3c)	**21,772**	22,977
TOTAL LIABILITIES	**175,990**	186,357
SHAREHOLDERS' EQUITY	**46,824**	44,016
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$ 222,814**	$ 230,373

See also notes to interim consolidated financial statements

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
For the quarter ended June 30, 2002
(in thousands of Canadian dollars)
UNAUDITED

	Three Months Ended June 30		Six Months Ended June 30	
	2002	2001	**2002**	2001
Deficit – beginning of period as previously reported	**$ (96,638)**	$ (98,189)	**$ (95,066)**	$ (95,615)
Change in accounting policy (note 2)	**-**	-	**(2,357)**	(1,696)
Deficit – beginning of period as restated	**(96,638)**	(98,189)	**(97,423)**	(97,311)
Net income for the period	**3,727**	902	**4,512**	24
Deficit – end of period	**(92,911)**	(97,287)	**(92,911)**	(97,287)
Capital stock	**152,642**	152,625	**152,642**	152,625
Currency Translation Adjustment – Continuing operations	**(3,581)**	(3,581)	**(3,581)**	(3,581)
Currency Translation Adjustment – Discontinued Operations (note 4)				
Beginning of period	**(7,429)**	(8,055)	**(7,605)**	(9,301)
Translation adjustment for the period	**(1,897)**	(390)	**(1,721)**	856
End of period	**(9,326)**	(8,445)	**(9,326)**	(8,445)
TOTAL SHAREHOLDERS' EQUITY	**$ 46,824**	$ 43,312	**$ 46,824**	$ 43,312

See also notes to interim consolidated financial statements

CONSOLIDATED STATEMENTS OF OPERATIONS
For the quarter ended June 30
(in thousands of Canadian dollars except per share amounts)
UNAUDITED

	Three months ended June 30		Six Months ended June 30	
	2002	2001	**2002**	2001
REVENUES	**$ 45,948**	$ 47,016	**$ 89,403**	$ 95,796
COST OF SALES AND EXPENSES				
Cost of Sales	**32,394**	33,576	**64,645**	69,268
Selling, general and administration	**5,001**	4,752	**9,054**	9,553
Foreign exchange (gains)/losses (note 2)	**(6)**	449	**58**	1,543
Depreciation and amortization	**2,012**	2,171	**3,938**	4,277
Unusual item (note 3e)	**-**	-	**-**	1,600
Interest, net	**2,322**	2,826	**5,126**	5,565
Income from continuing operations before income taxes	**4,225**	3,242	**6,582**	3,990
Income taxes	**1,161**	918	**1,426**	1,226
Income from continuing operations	**3,064**	2,324	**5,156**	2,764
Discontinued operations (note 4)	**663**	(1,422)	**(644)**	(2,740)
NET INCOME FOR THE PERIOD	**$ 3,727**	$ 902	**$ 4,512**	$ 24
INCOME (LOSS) PER COMMON SHARE (Note 3d)				
Basic				
Continuing operations	**0.11**	0.08	**0.18**	0.10
Discontinued operations	**0.02**	(0.05)	**(0.02)**	(0.10)
NET INCOME PER COMMON SHARE - BASIC	**0.13**	0.03	**0.16**	0.00
Diluted				
Continuing operations	**0.10**	0.08	**0.17**	0.09
Discontinued operations	**0.02**	(0.05)	**(0.02)**	(0.09)
NET INCOME PER COMMON SHARE - DILUTED	**0.12**	0.03	**0.15**	0.00
WEIGHTED AVERAGE NUMBER OF SHARES				
Basic	**28,834,469**	28,833,318	**28,834,469**	28,833,318
Diluted	**30,491,635**	29,676,578	**30,491,635**	28,676,578

See also notes to interim consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the quarter ended June 30

(in thousands of Canadian dollars)

UNAUDITED

	Three months ended June 30		Six months ended June 30	
	2002	2001	**2002**	2001
OPERATING ACTIVITIES				
Income from continuing operations	**$ 3,064**	$ 2,324	**$ 5,156**	$2,764
Items not affecting cash:				
Depreciation and amortization	**2,012**	2,171	**3,938**	4,277
Post retirement benefits	**275**	137	**377**	403
Foreign exchange (gains)/losses	**(6)**	449	**58**	1,543
Future income taxes	**1,084**	750	**1,300**	750
	6,429	5,831	**10,829**	9,737
Net change in non-cash working capital balances related to continuing operations (note 3a)	**(1,963)**	3,880	**(3,399)**	(6,575)
	4,466	9,711	**7,430**	3,162
Discontinued operations	**746**	316	**469**	490
Cash provided by operating activities	**5,212**	10,027	**7,899**	3,652
INVESTING ACTIVITIES				
Acquisitions	**-**	-	**-**	(3,609)
Capital expenditures	**(2,002)**	(2,667)	**(2,662)**	(5,292)
Decrease (increase) in long-term assets	**70**	(219)	**(78)**	605
Discontinued operations	**(285)**	(318)	**(146)**	(468)
Cash used for investing activities	**(2,217)**	(3,204)	**(2,886)**	(8,764)
FINANCING ACTIVITIES				
Common shares issued	**17**	-	**17**	-
Long-term debt repayments	**(701)**	(790)	**(871)**	(949)
Increase (decrease) in bank indebtedness	**(1,143)**	(4,778)	**(2,839)**	8,493
Increase (decrease) in other long term liabilities	**(707)**	(1,257)	**(997)**	(2,410)
Discontinued operations	**(461)**	2	**(323)**	(22)
Cash (used in) provided by financing activities	**(2,995)**	(6,823)	**(5,013)**	5,112
Change in cash during the period	**-**	-	**-**	-
CASH AT BEGINNING AND END OF PERIOD	**-**	-	**-**	-

See also notes to consolidated financial statements

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the Quarter ended June 30, 2002
(in thousands of Canadian dollars)
UNAUDITED

1. SIGNIFICANT ACCOUNTING POLICIES

Accounting standards

These interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP"), using the same accounting policies as note 1 to the Consolidated Financial Statements for the year ended December 31, 2001. Accordingly, these interim consolidated financial statements do not include all of the disclosures required by generally accepted accounting principles for annual financial statements. In the opinion of management, all adjustments considered necessary for fair presentation have been included; all such adjustments are of a normal, recurring nature. Operating results for the quarter ended June 30, 2002 are not necessarily indicative of the results for the full year ending December 31, 2002.

Certain comparative figures have been reclassified to conform to the current year's presentation. Specifically, the pump investment has been classified as a discontinued operation (note 4) for all periods covered in these financial statements.

2. CHANGES IN ACCOUNTING POLICIES

Goodwill and intangible assets

The Company adopted the new CICA Handbook Section 3062 "Goodwill and Intangible Assets" on January 1, 2002. The new standard eliminates the amortization of goodwill. The company has assessed the carrying value of goodwill which amounted to $6.8 million at June 30, 2002 and has concluded that there is no impairment in value. Retroactive application is not permitted for the new standard on goodwill and other intangible assets. On a pro-forma basis, the impact of adopting the new standard on prior period earnings is:

	Three Months Ended June 30		Six Months Ended **June 30**	
	2002	2001	**2002**	2001
Net income for the period	**$ 3,727**	$ 902	**$ 4,512**	$ 24
Add back: goodwill amortization	**-**	277	**-**	547
Adjusted net income for the period	**$ 3,737**	$ 1,179	**$ 4,512**	$ 571
Income per common share	**$ 0.13**	$ 0.03	**$ 0.16**	$ -
Goodwill amortization	**-**	0.01	**-**	0.02
Adjusted income per common share	**$ 0.13**	$ 0.04	**$ 0.16**	$ 0.02

(in thousands of Canadian dollars)

2. CHANGES IN ACCOUNTING POLICIES (cont'd)

Stock based compensation

Effective January 1, 2002, the Company adopted the new CICA accounting standard relating to stock-based compensation and other stock-based payments. This new standard requires either the recognition of compensation expense at fair value for grants of stock, stock options and other equity instruments to employees, or, alternatively, the disclosure of pro forma net earnings and net earnings per share data as if stock-based compensation had been recognized in earnings. The Company has elected to disclose pro forma net earnings and earnings per share data. Therefore, adoption of this new standard has not affected the Company's results of operations and financial position.

Foreign currency translation

Effective January 1, 2002, the Company adopted, with retroactive application, the new CICA accounting standard in respect of foreign currency translation that eliminated the deferral and amortization of currency translation adjustments related to long-term monetary items with a fixed and ascertainable life. The effect was to decrease the un-amortized deferred foreign exchange asset and to increase the opening deficit by $2,357 (2000 - $1,696).

3. SUPPLEMENTARY INFORMATION

a) Details of changes in non-cash working capital items related to continuing operations as follows:

	Three Months Ended June 30		Six Months Ended June 30	
	2002	2001	**2002**	**2001**
Cash provided by (used for):				
Accounts receivable	**$ 1,968**	$ 2,095	**$ 8,499**	$ (783)
Inventories	**(5,739)**	(424)	**(10,477)**	(5,220)
Prepaid expenses and other	**127**	636	**397**	704
Accounts payable and accrued liabilities	**1,681**	1,573	**(1,818)**	(1,276)
Cash used, net	**$ (1,963)**	$ 3,880	**$ (3,399)**	$ (6,575)

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the Quarter ended June 30, 2002
(in thousands of Canadian dollars)
UNAUDITED

3. SUPPLEMENTARY INFORMATION (cont'd)

b) Other long term assets comprise the following:

	June 30 2002	Dec 31 2001
Notes receivable and other	**$ 892**	$ 964
Debt issue costs net of amortization of $3,635 (2001 - $3,310)	**1,888**	2,063
Investments, at estimated recoverable amount	**1,104**	1,104
Future income tax asset	**3,721**	5,021
Goodwill	**6,822**	6,822
Discontinued operations (note 4)	**17,389**	20,414
Total other long-term assets	**$ 31,816**	$ 36,388

c) Other long-term liabilities comprise:

	June 30 **2002**	Dec 31 2001
Pensions and post retirement benefits	**$ 11,998**	$ 11,889
Environmental remediation on discontinued business - long- term portion	**3,245**	4,059
Other	**261**	286
Discontinued operations (note 4)	**6,268**	6,743
Total other long-term liabilities	**$ 21,772**	$ 22,977

d) Earnings per share

The calculation of earnings per share is based on the weighted average number of shares outstanding of 28,833,318 for each of 2002 and 2001. Diluted earnings per share reflect the dilutive effect of the exercise of options where the grant price was below the average market price for the period ended June 30. The dilutive effect of options for 2002 was 1,657,167 shares and was 843,260 shares at June 30, 2001.

e) Unusual item

In March 2001, the Company recorded a $1,600 charge for severance and related payments to employees at Northstar Chicago as a result of a new five-year collective bargaining agreement. As part of the settlement, *staffing levels were reduced significantly.*

(in thousands of Canadian dollars)

4. DISCONTINUED OPERATIONS

Management initiated a detailed review of the pump investments and related operations in 2001 and concluded that the Company should dispose of these investments to concentrate on its aerospace business. On April 12, 2002 the Board of Directors approved a formal plan to sell the pump investments. The sale of these investments is expected to be complete by April 2003. The results of the pump operations and its assets and liabilities have been segregated and reported separately in these financial statements under the title of "Discontinued Operations." The comparative figures have been reclassified to conform to the current year's presentation.

The pump business manufactures, designs and fabricates centrifugal pumps for the municipal, agricultural, industrial and oil and gas markets; operates an iron and steel foundry; manufactures machine parts for industrial and consumer OEMs, and is involved in pump retrofit and repair and pipeline technology. The business is carried on in Mexico, Germany and the United States.

The net incomes (loss) on discontinued operations included in these financial statements are as follows:

	Three Months Ended June 30		Six Months Ended **June 30**	
	2002	2001	**2002**	2001
Results of Discontinued Operations				
Revenues	**$ 14,872**	$ 14,080	**$ 28,274**	$ 26,361
Cost of sales	**10,887**	11,437	**22,041**	21,428
Selling, general and administration	**2,202**	2,966	**5,002**	5,884
Depreciation and amortization	**620**	571	**1,185**	1,118
Interest	**395**	732	**758**	1,083
Income (loss) before income taxes	**768**	(1,626)	**(712)**	(3,152)
Income tax expense (recovery)	**105**	(204)	**(68)**	(412)
Income (loss) from discontinued pump operations	**$ 663**	$ (1,422)	**$ (644)**	$ (2,740)

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the Quarter ended June 30, 2002
(in thousands of Canadian dollars)
UNAUDITED

4. DISCONTINUED OPERATIONS (cont'd)

The net assets of the discontinued pump operations included in these financial statements are as follows:

	June 30 **2002**	Dec 31 **2001**
Balance Sheet - Discontinued Pump Operations		
Accounts receivable	**$ 12,726**	$ 9,640
Inventories	**12,617**	11,929
Other current assets	**1,596**	3,520
Total current assets	**26,939**	25,089
Property plant and equipment and other long-term assets	**17,389**	20,414
Total assets	**$ 44,328**	$ 45,503
Bank indebtedness	**$ 11,677**	$ 9,363
Accounts payable and accrued liabilities	**12,681**	13,170
Current portion of long-term debt	**288**	273
Total current liabilities	**24,646**	22,806
Long-term debt and other long-term liabilities	**6,268**	6,743
Total liabilities	**30,914**	29,549
Net assets of discontinued pump operations	**$ 13,414**	$ 15,954

Entities included in the discontinued pump operations are currently in violation of covenants pertaining to their bank loans. These loans are not guaranteed or cross collateralized by any other entity in the Northstar Aerospace group of companies.

The currency translation adjustment that relates to discontinued operations, which is a separate component of shareholder's equity was $9,326 at June 30, 2002. The balance related to the currency translation adjustment will be expensed at the date of disposition of the pump investments.

--